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                                                                 Exhibit (a) (4)

                         THIRD CERTIFICATE OF AMENDMENT
                              DATED APRIL 17, 2009
                                     TO THE
          FIRST AMENDED AND RESTATED AGREEMENT AND DECLARATION OF TRUST
                        OF VAN KAMPEN CORPORATE BOND FUND
                               DATED JUNE 21, 1995

            WHEREAS, the Trustees of Van Kampen Corporate Bond Fund, a Delaware statutory trust (the "Trust") have approved the amendment of the Trust's First Amended and Restated Agreement and Declaration of Trust dated June 21, 1995 (the "Declaration of Trust") in accordance with Section 9.5 thereof;

            WHEREAS, the Trustees have authorized the proper officers of the Trust, including the officer whose name appears below, to effect such amendment;

            NOW THEREFORE, the Declaration of Trust is hereby amended as follows:

            1. Section 6.1(1) is hereby replaced in its entirety with the following:

               (1) Net Asset Value. The net asset value per Share of any Series at any time shall be the quotient obtained by dividing the value of the net assets of such Series at such time (being the current value of the assets belonging to such Series, less its then existing liabilities) by the total number of Shares of that Series then outstanding, all determined in accordance with the methods and procedures, including without limitation those with respect to rounding, established by the Trustees from time to time in accordance with the requirements of the 1940 Act. The net asset value of the several Classes of a particular Series shall be separately computed, and may vary from one another. The Trustees shall establish procedures for the allocation of investment income or capital gains and expenses and liabilities of a particular Series between the several Classes of such Series. If the Trustees have determined to maintain the net asset value per Share of a Series at a designated constant dollar amount at the time such Series is established, and in connection therewith adopt procedures (not inconsistent with the 1940 Act for the continuing declaration of income attributable to that Series as dividends payable in additional Shares of that Series at the designated constant dollar amount and for the handling of any losses attributable to that Series), such procedures may provide that in the event of any loss each Shareholder shall be deemed to have contributed to the shares of beneficial interest account of that Series his pro rata portion of the total number of Shares required to be canceled in order to permit the net asset value per Share of that Series to be maintained, after reflecting such loss, at the designated constant dollar amount. Each Shareholder of the Trust shall be deemed to have expressly agreed, by his investment in any Series with respect to which the Trustees shall have adopted any such procedure, to make the contribution referred to in the preceding sentence in the event of any such loss.

               EXECUTED, to be effective April 17, 2009

                                                           /s/ Stefanie Chang Yu
                                                           ---------------------
                                                           Stefanie Chang Yu
                                                           Secretary